SAUL CENTERS, INC.

7501 Wisconsin Avenue

Suite 1500

Bethesda, MD 20814

June 10, 2013

Via EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Sandra Hunter

Re:	Saul Centers, Inc.
File No. 333-188686

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Saul Centers, Inc. hereby requests acceleration of the effectiveness of the above-referenced registration statement on Form S-3, such registration statement being originally filed with the Securities and Exchange Commission (the “Commission”) on May 17, 2013 and subsequently amended on June 6, 2013. We request that the registration statement be granted effectiveness on June 10, 2013 at 4:00 pm EDT.

Saul Centers, Inc. hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Saul Centers, Inc.

By:	/s/ Thomas H. McCormick
Thomas H. McCormick
President and Chief Operating Officer